Mammoth Energy Services, Inc.
14201 Caliber Drive, Suite 300
Oklahoma City, OK 73134

VIA EDGAR
January 24, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:    H. Roger Schwall, Assistant Director, Office of Natural Resources
Jenifer Gallagher, Staff Accountant
Karl Hiller, Accounting Branch Chief
Lisa Krestynick, Staff Attorney
Timothy S. Levenberg, Special Counsel

Re:    Mammoth Energy Services, Inc.
Registration Statement on Form S-3
Filed November 1, 2017
File No. 333-221268
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K
Filed October 27, 2017
File No. 1-37917
Supplemental response dated December 12, 2017

Dear Mr. Schwall:

Set forth below are the responses of Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 2, 2018 (the “Comment Letter”) with respect to the Registration Statement on Form S-3 filed with the Commission on November 1, 2017 (the “Form S-3”), Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on February 24, 2017 (“Form 10-K”) and Form 8-K filed with the Commission on October 27, 2017 (“Form 8-K”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Form S-3, Form 10-K or Form 8-K, as applicable, unless otherwise indicated.

Division of Corporation Finance
January 24, 2018

Registration Statement on Form S-3

Our Company, page 1

1.
Your response to prior comment 4 appears to indicate, in part, that you have concluded that your performance obligation under the PREPA contract is met solely by the passage of time. If this is the case, explain to us, in detail, the basis for your conclusion. As part of your response, identify for us the contract provisions that support your conclusion. If your performance obligations require more than the passage of time, expand your disclosure to clarify the scope of work, nature of revenue generating activities, manner by which you expect to provide the services, and specific performance obligations. If any of these aspects of the contract were not finalized in the contract negotiations, disclose the process and timeline for finalizing the contract terms, including your performance obligations. For example, in your response you state that you”…agreed to provide restoration services necessitated by Hurricane Maria at various locations within PREPA’s service areas.” Since the contact does not define “restoration services” and does not identify any specific locations, you should clarify how these have been or will be established.

Response: On October 19, 2017, the Company’s wholly-owned subsidiary Cobra Acquisitions LLC (“Cobra”) and the Puerto Rico Electric Power Authority (“PREPA”) entered into an Emergency Master Service Agreement for PREPA’s Electrical Grid Repairs – Hurricane Maria, as amended (the “PREPA Contract”). Article 1 of the PREPA Contract sets forth the scope of work to be performed by Cobra:

[Cobra] shall provide labor, supervision, tools, equipment and materials necessary to perform the storm restoration services at various locations in PREPA’s service areas, all in strict accordance with the provisions of this contract and [Cobra’s] proposal attached hereto as Exhibit A.1 PREPA will sign one Contract Release for each line, feeder or segment project.

A Contract Release is defined in Article 2(5) of the PREPA Contract and is essentially a work order in which PREPA designates specific projects for Cobra to work on. Upon receipt of a work order, Cobra, together with PREPA and other governmental agencies undertake
_________________
1Exhibit A is a PowerPoint presentation outlining, among other things, Cobra’s experience and its capabilities with respect to crews and transmission, substation and logistic services, and its service offerings consisting of: (i) construction resources to provide the damage assessment, (ii) engineering to meet PREPA’s design requirements, (iii) construction resources to reconstruct the PREPA grid and (iv) a turnkey solution in which Cobra provides all operational and life support required to operate within the disaster area without creating additional strain on the local population.

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January 24, 2018

an assessment of the project, which includes the severity of the damage, the work to be performed, the issues anticipated to be encountered during the restoration of power to the applicable substations, transmission and/or distribution lines and the estimated timeline for completion of the work. Cobra is in communications with PREPA and other governmental agencies as it performs its work and also provides PREPA and other governmental agencies a written report on the status of each project on a daily basis to maintain an open line of communication, make modifications to the scope, timing and performance requirements for the projects and ensure compliance with the PREPA Contract.

The first sentence of Article 7A of the PREPA Contract makes it clear that Cobra is to be paid on a time and materials basis. Specifically, this sentence states that payments under the PREPA Contract “shall be [for] Time and Materials at the rates set forth in the attached schedule of rates.” Pursuant to the rate schedule attached as Exhibit B to the PREPA Contract, Cobra is to be paid a daily blended rate that covers, among other items, linemen, equipment, lodging, power, water, meals, laundry, security and management. Accordingly, revenue is recognized on a daily basis as it is time-based rather than based on completion of work or other milestones.

The Company will include additional disclosure regarding the process and timeline for establishing performance obligations in connection with the PREPA Contract in its upcoming Current Report on Form 8-K relating to its activities in Puerto Rico.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 48

2.
We understand from your response to prior comment 6 that you believe having a discussion and analysis of revenues and costs of revenues on a segment basis obviates the need to provide comparable disclosure of the consolidated results. If you believe a discussion of segment information is appropriate to an understanding of your business, your discussion should focus on each relevant, reportable segment and on your business as a whole. Additionally, you are required to address material year-to-year changes in consolidated financial statement line items. See the first paragraph of, and Instruction 4 to, Item 303(A) of Regulation S-K. You also indicate that since you have included segment profit and loss in tabulations there is no need to address these measures in your discussion and analysis. However, your discussion should specifically address performance indicators, including segment profit or loss, which you use to manage the

Division of Corporation Finance
January 24, 2018

business and that would be material to investors. You should also address related party transactions directly, in your discussion and analysis, as disclosures in the notes to your financial statements and among risk factors are not responsive to Item 303 of Regulation S-K. For further guidance, see Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release 33-8350.

Response: The Company believes that the most appropriate way to understand its business is on a consolidated basis. Accordingly, in response to the Staff’s comment, the Company will include a discussion of revenue, cost of revenue and operating profit, including a discussion of material period-to-period changes in such line items, on a consolidated basis in the Company’s Annual Report for the year ended December 31, 2017 (the “2017 10-K”) and other subsequent filings it makes with the Commission, as applicable. Although not necessary to understand the business, the Company also intends to continue including the segment information, similar to the presentation included in the Form 10-K in the 2017 10-K and other subsequent filings with the Commission, as applicable, because the Company believes it provides additional information that may be of interest to investors and analysts in evaluating the Company’s business. The Company will also disclose in the 2017 10-K and other subsequent filings with the Commission, as applicable, the performance indicators that the Chief Operating Decision Maker uses to manage the business and that would be material to investors.

In response to the Staff’s comment regarding related party transactions, the Company will include, where material, the amount of revenue attributable to related parties for the periods presented in the discussion of these line items, other material information regarding the related party transactions and/or a cross reference to the Related Party Transactions note in the notes to its annual and quarterly consolidated financial statements, as applicable, and other applicable disclosures.

3.
As indicated in prior comment 7, your discussion and analysis of the segment cost of revenue measures, excluding depreciation, depletion and amortization, and the related percentages that such measures are of revenues, should be expanded to include comparable details based on GAAP cost of revenue measures, along with the disclosures and reconciliations required by Item 10(e)(1)(i) of Regulation S-K. Please note that adding a note to the non-GAAP reconciliation of Adjusted EBITDA to describe the incomplete nature of the measures, as you have proposed, does not address the requirements of the relevant sections of Item 10(e) of Regulation S-K.

Division of Corporation Finance
January 24, 2018

Response: The Company respectfully clarifies its response to the Staff’s Comment 7 set forth in the Company’s response letter dated December 12, 2017, and informs the Staff that it will include in the 2017 10-K and other subsequent filings with the Commission, as applicable, on the face of the income statement and the tables accompanying the results of operations’ discussion, a note clarifying that the cost of revenue presented by the Company excludes depreciation, depletion and amortization (the “DD&A”), and will specify the amounts of the DD&A expense excluded from such line items, either on separate lines or parenthetically, in reliance on the accommodation outlined in SAB Topic 11.B. Such presentation will be in a manner comparable to that reflected on page F-4 of the Company’s prospectus in connection with its initial public offering filed with the Commission pursuant to Rule 424(b)(4) on October 17, 2016.

Form 8-K filed October 27, 2017

Exhibit 99.1

4.
Please revise the MD&A disclosures in the exhibits of recast information and subsequent interim reports as necessary to address all applicable comments written on the corresponding section of your Form 10-K.

Response: The Company notes that it intends to file the 2017 10-K next month. The Company respectfully proposes to include the additional information that the Company has undertaken to provide in its responses to Comments 2 and 3 of the Comment Letter in the 2017 10-K and subsequent filings with the Commission, as applicable.

5.
We understand from your response to prior comment 10 that you do not have a reserve report to support your disclosure of the sand reserves obtained in your common control merger with Sturgeon Acquisition LLC, including the subsidiaries you have collectively referred to as the “Taylor Frac” entities; and for this reason you did not file a reserve report with the Form 8-K including the recast financial statements, and did not include the disclosures outlined in paragraphs (b) or (c) of Industry Guide 7. However, in the press release that you filed with a Form 8-K on March 24, 2017, you provided quantification of proven reserves, stating

“As of December 31, 2016, Taylor had proven reserves of 37.1 million tons of high quality Northern White Jordan Substrate frac sand which meets or exceeds all API standards including solubility, turbidity, roundness, sphericity and crush resistance. With approximately 73% of

Division of Corporation Finance
January 24, 2018

the reserves higher demand fine grades of 40/70 and 100 mesh, Taylor is well positioned to support the shift to finer grade sands in today’s well completion recipes.”

We also note that you added disclosure on page 9 of the recast financial statements filed with a Form 8-K on October 27, 2017, explaining that designations of “proven and probable reserves” are determinative in deciding whether costs are capitalized. Similarly, you have disclosure on page 7 of the Sturgeon Acquisition LLC financial statements that you filed with a Form 8-K on August 2, 2017, pertaining its acquisition of Taylor Frac, explaining that $55.7 million of the purchase price was ascribed to sand reserves based in part upon the estimated life of sand reserves.

Please explain to us the basis for the reserve quantity information presented in the press release referenced above. Separately, considering that you have not complied with the SEC reserve definitions, explain the basis for the financial statement disclosures that indicate you have established reserves. To the extent that you have not established reserves under SEC definitions, revise these financial statements and any related disclosures to remove all references indicating you had established reserves.

Response: The reserve information included in the press release referenced above was based on internal Company estimates. Also, as noted above, the Company intends to file the 2017 10-K with the Commission in February. The 2017 10-K will include recently completed reserve reports with respect to the Company’s sand reserves as of December 31, 2017, 2016 and 2015, including those attributable to its acquisition of Sturgeon Acquisition LLC and its wholly-owned subsidiary Taylor Frac, LLC, which reserve reports are currently being prepared by independent mining and geological consultants in accordance with the Commission reserve definitions and related guidelines, and the 2017 Form 10-K will be filed with the required consents from such mining and geological consultants. Based on these reports, the 2017 10-K will provide the reserve information as of December 31, 2017, 2016 and 2015 and accompanying disclosures required by the Commission’s Industry Guide 7 and related rules and regulations. In light of the impending filing of the 2017 10-K, the Company believes that the amendment of the Form 8-K would involve significant costs and efforts on the part of the Company, yet would not be useful to investors, as any revisions to the Form 8-K addressing the Staff’s Comment 5 would be superseded by the updated reserve information for 2017, 2016 and 2015 prepared in accordance the Commission guidelines in the 2017 10-K.

Division of Corporation Finance
January 24, 2018

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Response: The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 563-9961.

Very truly yours,
/s/ Mark Layton
Mark Layton

cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP